Kurv ETF Trust N-14

Exhibit 99.13(c)

KURV ETF TRUST

OPERATING EXPENSES LIMITATION

AGREEMENT

THIS OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the “Agreement”) is effective as of [________], 2024 by and between KURV ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of each of the Funds listed on Appendix A, (each a “Fund” and, collectively, the “Funds”) each a series of the Trust, and the adviser of each such Fund, KURV INVESTMENT MANAGEMENT LLC (the “Adviser”).

RECITALS:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of [______], 2024 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser).

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three-year basis, if such reimbursement can be achieved within the lesser of the Operating Expense Limitation in effect at the time of the waiver or at the time of recoupment.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least [______], 2026, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

KURV ETF TRUST,	KURV INVESTMENT MANAGEMENT LLC
on behalf of each Fund listed in Appendix A

By:	By:
Name: Howard Chan	Name: Howard Chan
Title: President, Principal Executive Officer, and Trustee	Title: President

Appendix A

Fund	Operating Expense Limit	Through Date
Kurv Yield Premium Strategy Amazon (AMZN) ETF	0.99% of the Fund’s average daily net assets
Kurv Yield Premium Strategy Apple (AAPL) ETF	0.99% of the Fund’s average daily net assets
Kurv Yield Premium Strategy Microsoft (MSFT) ETF	0.99% of the Fund’s average daily net assets
Kurv Yield Premium Strategy Google (GOOGL) ETF	0.99% of the Fund’s average daily net assets
Kurv Yield Premium Strategy Tesla (TSLA) ETF	0.99% of the Fund’s average daily net assets
Kurv Yield Premium Strategy Netflix (NFLX) ETF	0.99% of the Fund’s average daily net assets